TICKET CORP.
                     9625 Mission Gorge Road, Suite B2 #318
                                Santee, CA 92071
                          e-mail: ticketcorp1@yahoo.com
                   Telephone (775) 352-3936 Fax (775) 201-8190
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                                                                 January 6, 2014
Via EDGAR

Ms. Susan Block
Ms. Sonia Bednarowski
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Ticket Corp.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed July 8, 2013
    File No. 333-187544

Dear Ms. Block and Ms. Bednarowski:

In response to your letter of July 22, 2013 regarding the Company's Amended Registration Statement on Form S-1 filed May 24, 2013 we have further amended the Registration Statement and provide this cover letter to identify the changes made.

General

1. We again respectfully disagree that we are a shell company. We are an active development stage business. In order to implement the Company's business plan, the company has completed the following steps to date:

     a.   Purchased our domain name WWW.Ticketcorp.com in January 2013.
     b. Retained a web designer as of February 2013 who has designed our company logo and website, which is currently an active website.
     c. Built a database extension and electronic file system that allows us to store and search customer records. We intend to use this database to analyze our customer database to make selected recommendations for upcoming events. These were completed in April 2013.
     d. Completed the design of the Smart Ticket Application for use on iPhone and Android Phone operating systems. This application delivers an electronic ticket to customers' phones via text message. It allows scanners at event sites to scan the customers' phones and confirm the customers' valid ticket purchases for event entry without paper tickets.
     e. Developed a feature for selling event merchandise through our Smart Ticket Application. This allows us to send our customers a text code that allows them to purchase event merchandise without having to stand in line at post event sales booths.
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     f.   Developed an additional software feature which allows us to analyze current customer purchases and recommend customized future additional services and products via their phones.
     g. We retained a software engineer to develop our price fluctuation and data analysis software. We have begun the initial phase of our business plan of operations by continuing to develop our website and our ticket application software, which includes our proprietary price fluctuation and data analysis software which we intend to use for marketing purposes. This software allows the company to track and analyze ticket pricing trends in order to purchase tickets as close as possible at their lowest purchase point and sell as close as possible at their highest selling point. As of the date of this filing, we intend to offer our proprietary data analysis software to non-competitor companies as an interim source of cash flow and, as reported as a subsequent event to the financial statements included in the prospectus, we have secured our first contract to provide this software to a customer per a software development contract and invoiced the customer $30,000 in July 2013, receiving payment in November 2013.
     h. We retained the services of a technology advisor. He was chosen for his knowledge in engineering and marketing in the ticket and event industry. He will assist the company with its technology applications.
     i. We purchased a small amount of tickets in October 2013 in order to carry out beta testing on our application. This will result in a small amount of revenue being generated from ticket sales in November 2013. Once the beta testing has been successfully completed we will move forward immediately to start generating sales of tickets

Registration Statement Cover Page

2.   We have corrected the subsection of Rule 457 on the cover page.

Prospectus Summary, page 3

General Information About Our Company, page 3

3. We have disclosed that the app, when purchased and downloaded by the customer, will allow them to receive their tickets with barcodes directly onto their Android and Apple smart phones or tablets. We have also clarified there is no guarantee that we will earn revenue in six months, or ever.

4.   We have briefly summarized our business goals.

5. Sure Street is not developing software for us. Sure Street is our customer. Our Management is actively working on software development, including work on our proprietary price fluctuation and data analysis software per a Software Consulting and Development Agreement with Sure Street. All rights to our software are owned by Ticket Corp. and will be utilized for our own data analysis as an integral part of our planned marketing efforts. Per this Agreement we invoiced $30,000 to Sure Street, received payment in November 2013 and intend to utilize this funding during the coming months of our business plan in order to replenish or supplement cash we are using for near-term regulatory filings, legal and accounting costs which will allow us to move forward with the first phase of our plan of operation.

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6.   The software license we have sold to Sure Street is a part of our application software; this piece is proprietary price fluctuation and data analysis software which we intend to use for marketing purposes. We have disclosed this software will allow us to track and analyze ticket pricing trends in order to purchase tickets as close as possible at their lowest purchase point and sell as close as possible at their highest selling point. Sure Street will utilize the tracking and analysis trends software for their own business purposes.

Risk Factors, page 5

Our Business Will be Dependent on our Ability.., page 7

7. We have added disclosure to the Risk Factor that if we are unable to purchase for resale from primary sellers enough inventory of tickets, or there is not enough inventory for us to acquire in the primary or secondary markets, our business, financial condition and/or results of operations could be materially and adversely affected.

Use of Proceeds, page 14

8. We have disclosed in our Plan of Operation section that software integration is adapting our software to work on the various consumer devices such as Smart Phones and Tablets.

Description of Our Business, page 18

Principal Products of Services and Their Markets, page 18

9. We have revised this section to clarify how we intend to make money and what our services will be.

10. We have clarified the meaning of informal discussions, named the groups we have had informal discussions with and included a statement that we do not have any agreements in place with any of these groups and there is no guarantee that we will be able to sell tickets for these teams or venues.

11. We have clarified to state the we may post tickets we purchase on Stubhub for sale to buyers, this would broaden our audience of potential buyers. Multiple sellers post tickets for sale on Stubhub and buyers go there to buy tickets, when buyers click on a ticket that we have posted on Stubhub they are directed to our website for the purchase.

12. We have removed Ticketmaster and Stubhub from our list of direct competitors.

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Distribution Methods of Products or Services, page 20

13.  We have removed the sentence.

14. We have disclosed that there is no guarantee that the barcodes will work with the existing scanners at the venues, however Management will work with each venue to confirm the type of scanners they use to avoid any problems at the event.

Pricing, page 20

15. We have developed our proprietary price fluctuation and data analysis software which we intend to use for marketing and purchasing purposes. This software allows the company to track and analyze ticket pricing trends in order to purchase tickets as close as possible at their lowest purchase point and sell as close as possible at their highest selling point.

No Public Market for Common Stock, page 23

16. We have added the disclosure regarding the application for trading on the over the counter bulletin board to the cover page and the paragraph preceding "The Offering" on page 4.

Management's Discussion and Analysis or Plan of Operation, page 24

17. We have revised the Plan of Operation section to clearly identify which steps of the plan will be paid for by the offering proceeds. The steps already accomplished have also been outlined.

Our Plan for the Next 12 Months, page 25

18.  We have significantly revised this section to address your comments.

19. We purchased a small amount of tickets in October 2013 in order to carry out beta testing on our application. This will result in a small amount of revenue being generated from ticket sales. Based on funding from our offering we anticipate beginning to procure tickets for resale on a regular basis in the first quarter of 2014. Management believes we will have enough cash on hand to purchase the initial inventory and sales will then support the ticket inventory purchases after the initial purchase. In addition, Mr. Rheingrover has provided the company with a written agreement to provide sufficient funding to cover possible daily cash shortfalls in purchasing tickets in an amount up to $50,000 for one year after the initial public funding.

Software Consulting and Development Agreement, page 25

20. We have clarified the Agreement with Sure Street and how it will provide us with funding.

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Establish Merchant Relationships with Paypal and Credit Card Companies, page 26

21. We have revised this section to remove any dates as we do not know exactly when our offering will be complete. This milestone now falls into the First Quarter following completion of the offering.

Develop List of Potential Customers, page 26

22. We have revised this section to remove any dates as we do not know exactly when our offering will be complete. This milestone now falls into the First Quarter following completion of the offering.

Complete Technology Specifications and Design, page 26

23. We have revised this section to remove any dates as we do not know exactly when our offering will be complete. This milestone now falls into the First Quarter following completion of the offering.

24. We have revised this section to remove any dates as we do not know exactly when our offering will be complete. We have not included any hiring of employees in the plan at this point, we will utilize outside contractors until revenue will support the expense of employees.

Certain Relationships and Related Transactions, page 36

25.  We have added the description of the funding agreement with Mr.
     Rheingrover.

We acknowledge and understand that the company and management are responsible for the accuracy and adequacy of the disclosures made in our filings. The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Russell Rheingrover
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Russell Rheingrover
President & Director

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